Financial Reports

Urban Agriculture, Inc.
For the period ended December 31, 2020

Prepared by
Urban Agriculture, Inc.

Prepared on
October 5, 2022

Table of Contents

Letter of Introduction

These financial statements are unaudited by any financial services or accounting firm. They are the product of the management team of Urban Agriculture, Inc., prepared in good faith in line with generally accepted accounting principles (“GAAP”).

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase 0669	81,088.57
Savings 9318	9,058.33
Urban Agriculture Inc.	3,743.27
Total Bank Accounts	**93,890.17**
Total Current Assets	**93,890.17**
Fixed Assets	
Website Build	37,583.45
Accumulated Amortization - Website	-4,384.74
Total Website Build	**33,198.71**
Total Fixed Assets	**33,198.71**
TOTAL ASSETS	**$127,088.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AE Plum Card 64009	1,874.85
Credit Card - Chase 5423	6,913.60
Total Credit Cards	**8,788.45**
Other Current Liabilities	
EIDL LOAN	2,000.00
Loan from Cambardella, LLC	3,621.12
Loan from Mario Cambardella	38,058.43
Sales Tax Payable	
Sales Tax Payable - QBO	822.50
Sales Tax Payable - Shopify	548.33
Total Sales Tax Payable	**1,370.83**
Shopify Capital Loan	8,793.48
Total Other Current Liabilities	**53,843.86**
Total Current Liabilities	**62,632.31**
Long-Term Liabilities	
Angel Investment	100,000.00
Total Long-Term Liabilities	**100,000.00**
Total Liabilities	**162,632.31**
Equity	
Contributed Capital	
Shareholder’s Contributions	27,481.87
Shareholder’s Distributions	-16,318.25
Total Contributed Capital	**11,163.62**

	Total
Opening Balance Equity	3,392.27
Retained Earnings	-37,092.06
Net Income	-13,007.26
Total Equity	**-35,543.43**
TOTAL LIABILITIES AND EQUITY	$127,088.88

Profit and Loss

January - December 2020

	Total
INCOME	
Design Income	28,167.11
Install Income	31,456.87
Plant Sales Income - Commercial	105,466.87
Plant Sales Income - Retail	158,300.06
Shipping Income	4,970.36
Total Income	**328,361.27**
COST OF GOODS SOLD	
Cost of Plant Sales	
Material Freight & Delivery Labor	36,126.60
Materials Costs	168,052.41
Total Cost of Plant Sales	**204,179.01**
Design Labor	20,879.42
Total Cost of Goods Sold	**225,058.43**
GROSS PROFIT	**103,302.84**
EXPENSES	
Accounting Fees	2,610.00
Advertising and Promotion	36,986.01
Auto and Truck Expenses	1,162.40
Bad Debts	500.00
Bank Fees	1,396.63
Computer and Internet Expenses	1,570.00
Consulting Fees	1,250.00
Donation	353.00
Dues & Subscriptions	8,720.36
Entertainment	34.45
Insurance Expense	3,598.50
Interest Expense	287.74
Legal	100.00
Marketing	8,106.25
Meals for Employees	2,389.75
Mileage Reimbursements	11,747.82
Office Expense	6,410.80
Postage and Delivery	342.16
QuickBooks Payments Fees	1,957.59
Rent Expense	7,925.00
Repairs and Maintenance	5,519.75
Software Fees	
Gusto Fees	496.00
Shopify Fees	6,369.64
Total Software Fees	**6,865.64**
Supplies	943.84

	Total
Tolls and Parking	41.50
Tools and Small Equipment	1,564.01
Uniforms	1,081.26
Utilities	99.91
Total Expenses	**113,564.37**
NET OPERATING INCOME	**-10,261.53**
OTHER INCOME	
Interest Earned	0.20
Other Income	150.00
Rebate Income	639.36
Rewards	849.45
Total Other Income	**1,639.01**
OTHER EXPENSES	
Amortization	4,384.74
Total Other Expenses	**4,384.74**
NET OTHER INCOME	**-2,745.73**
NET INCOME	**$ -13,007.26**

Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-19,645.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-15,755.29
Inventory	600.00
Website Build:Accumulated Amortization - Website	4,384.74
Accounts Payable	21,040.00
AE Plum Card 64009	-15,785.93
Credit Card - Chase 5423	-2,112.32
EIDL LOAN	2,000.00
Loan from Cambardella, LLC	850.00
Loan from Mario Cambardella	27,700.00
Sales Tax Payable:Sales Tax Payable - QBO	1,575.57
Sales Tax Payable:Sales Tax Payable - Shopify	548.33
Shopify Capital Loan	8,793.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**33,838.58**
Net cash provided by operating activities	**14,193.54**
INVESTING ACTIVITIES	
Accumulated Depreciation	-514.44
Furniture and Equipment	370.00
UAI BUILD:Landscape Sm. Equipment	678.00
Website Build	-37,583.45
Net cash provided by investing activities	**-37,049.89**
FINANCING ACTIVITIES	
Angel Investment	100,000.00
Contributed Capital:Shareholder's Contributions	27,481.87
Contributed Capital:Shareholder's Distributions	-26,425.11
Opening Balance Equity	11,944.72
Net cash provided by financing activities	**113,001.48**
NET CASH INCREASE FOR PERIOD	**90,145.13**
Cash at beginning of period	3,745.04
CASH AT END OF PERIOD	**$93,890.17**

Statement of Equity

January - December 2020

	Jan - Dec 2020	Total Jan - Dec 2020 (YTD)
ASSETS		
TOTAL ASSETS		
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Contributed Capital		
Shareholder's Contributions	27,481.87	27,481.87
Shareholder's Distributions	-26,425.11	-26,425.11
Total Contributed Capital	**1,056.76**	**1,056.76**
Retained Earnings		
Net Income		
Total Equity	**1,056.76**	**1,056.76**
TOTAL LIABILITIES AND EQUITY	**$1,056.76**	**$1,056.76**

Notes to Financial Statements

Urban Agriculture, Inc.

1. Organization and Nature of Business

Urban Agriculture, Inc was incorporated in the State of Georgia on April 2nd, 2012. The business began operations in 2012.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in good faith and, to the best of our ability, in conformity with U.S. generally accepted accounting principles (“GAAP”). All included financial statements are in cash basis.

3. Subsequent Events

Subsequent events have been evaluated through October 5th, 2022, the date the financial statements were written.

Loans

Loans and investments included on balance sheet.